AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 16, 2002

                                                      REGISTRATION NO. 333-82518
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 3


                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          TURBOCHEF TECHNOLOGIES, INC.
                               ------------------
             (Exact name of registrant as specified in its charter)

                      Delaware                              48-1100390
--------------------------------------------------  ----------------------------
(State or other jurisdiction of Incorporation)        (I.R.S. Employer ID No.)

                          10500 Metric Drive, Suite 128
                               Dallas, Texas 75243
                                 (214) 379-6000
--------------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)

                               Jeffrey B. Bogatin
                               660 Madison Avenue
                                   21st Floor
                            New York, New York 10021
                                 (212) 244-5553
                  --------------------------------------------
               (Address and telephone number of agent for service)

                                   Copies to:

                             Robert J. Mittman, Esq.
                                Ethan Seer, Esq.
                        Blank Rome Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                             Telephone (212 885-5000
                            Facsimile: (212) 885-5001

Approximate date of proposed commencement of sale to public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                  Subject to Completion, Dated August 16, 2002


PROSPECTUS
                          TURBOCHEF TECHNOLOGIES, INC.

                        4,509,120 shares of Common Stock

         The selling stockholders listed on pages 11 and 12 are offering for resale 4,509,120 shares of common stock beneficially owned by them. The common stock may be offered from time to time by the selling stockholders through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices and in other ways as described in the "Plan of Distribution".

         We will not receive any of the proceeds from the sale of the shares by the selling stockholders.


         Our common stock is listed on the Nasdaq Small-Cap Market under the symbol "TRBO." On August 15, 2002, the last sale price of our common stock as reported by Nasdaq was $1.25 per share.


         Investing in our common stock involves a high degree of risk. For more information, see "Risk Factors" beginning on page 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is ________, 2002

                              Table of Contents

                                                                         Page
                                                                         ----
Forward-looking Statements .............................................   3
The Company ............................................................   3
Risk Factors ...........................................................   3
Use of Proceeds ........................................................  11
Selling Stockholders ...................................................  11
Plan of Distribution ...................................................  16
Legal Matters ..........................................................  19
Experts ................................................................  19
Where You Can Find More Information ....................................  20
Incorporation of Certain Documents by Reference ........................  20

                           Forward-looking Statements


         Certain statements in this Registration Statement or the documents incorporated by reference in this Registration Statement constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of TurboChef Technologies, Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those set forth under the caption "Risk Factors." The words "believe," "expect," "anticipate," "intend," and "plan" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which speak only as of the date of the statement was made. TurboChef undertakes no obligation to update any forward-looking statement.

                                   The Company

         TurboChef is engaged primarily in designing, developing and marketing its proprietary rapid cook technologies. Our proprietary rapid cook ovens, which requires no ventilation, employs a combination of high speed forced air and microwave energy to "cook-to-order" a variety of food products at faster speeds and to quality standards comparable, and in many instances superior to, other conventional residential and commercial ovens currently available.

         TurboChef was incorporated under the laws of the State of Delaware in April 3, 1991. Our principal executive offices are located at 10500 Metric Drive, Suite 128, Dallas, Texas 75243, and its telephone number is (214) 379-6000.
                                  Risk Factors

         We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our operations. The following highlights some of the factors that have affected, and in the future could affect, our operations.

Our auditors expressed substantial doubt about our ability to continue as a going concern in their audit report for the fiscal year ended December 31, 2001.

         Our auditors have included an explanatory paragraph in their audit opinion with respect to our consolidated financial statements at December 31, 2001. The paragraph states that our recurring losses from operations and resulting continued dependence on access to external financing sources and new sales raise substantial doubt about our ability to continue as a going concern. Furthermore, the factors leading to and the existence of the explanatory paragraph may adversely affect our relationship with customers and suppliers and have an adverse effect on our ability to obtain additional financing.

Because we have not generated positive cash flow and our capital requirements are significant, if we are unable to obtain financing when needed, we may be required to curtail or cease our operations.

         Our capital requirements in connection with our proposed marketing efforts, continuing product development and purchases of inventory and parts are expected to be significant for the foreseeable future. Historically, cash generated from operations has not been sufficient to fund our capital requirements. We anticipate that we may need to raise additional capital by the fourth quarter of 2002. However, if our plans change, anticipated revenues do not materialize, or actual expenses exceed estimated expenses we could be required to obtain additional financing sooner.

We have been dependent upon sales of our securities to fund our operations. If we are unable to raise additional financing if needed, we may be required to curtail our operations.

         We have historically relied upon sales of securities to fund our operations. We have no current arrangements with respect to, or sources of, additional financing. Even if additional funds are available, we may not be able to obtain them on a timely basis, or on terms acceptable to us. Failure to obtain additional funds when required would result in inadequate capital to operate our business in accordance with our plans and require us to cut back our operations, which could result in a further decline in revenues, or to cease our operations.

We have incurred significant historical losses and expect to continue to incur losses in the future.


         We have incurred net losses applicable to shareholders of $6.7 million, $3.8 million and $8.8 million during the fiscal years ended December 31, 2001, 2000 and 1999, respectively, and $3.2 million during the six months ended June 30, 2002. We had an accumulated deficit of approximately $43.6 million at June 30, 2002. We expect our operating expenses to increase due to the expansion of our sales force. In addition, in prior periods, we have incurred expenses to cover the unanticipated costs of extended warranties and we may incur significant warranty expenses in the future. Moreover, if we do not achieve significantly increased sales levels, our losses will increase.


We experienced a substantial decline in revenues from 2000 to 2001 due to the loss of product royalties and research and development revenues from Maytag and Gas Research Institute.

         In fiscal 2000, research and development revenues and royalties from Maytag and research and development revenues from Gas Research Institute accounted for 39% and 22% of our revenues. In the first quarter of 2001, Maytag terminated its license agreement with us and in the fourth quarter of 2000, our development activities for Gas Research Institute ended. We were unable to replace these revenue sources in 2001 and, as a result, our revenues declined from $7,846,000 for the year ended December 31, 2000 to $3,230,000 for the year ended December 31, 2001. The loss of these revenue sources significantly impacted our operating results and cash flow for 2001.

We have committed to purchase approximately $14 million of C-3 ovens from our sole manufacturing source, regardless of whether we have customers for these ovens.

     In March 2002, we entered into a manufacturing agreement with Shandong Xiaoya Group ("Xiaoya") pursuant to which we are committed to purchase $14 million of C-3 ovens over the next 17 months. As a result of the amount of orders for our ovens, we have determined to reduce our orders under the agreement which may require us to extend the 17-month time period for completion of the C-3 oven purchases. We are, nonetheless, committed to purchase these ovens, regardless of whether we have made corresponding sales. If sales of our ovens do not increase significantly and we are unable to extend the time period for purchasing the C-3 ovens, we will be forced to acquire excess inventory and we may not have the funds necessary to make the purchases required under the agreement. If we were to breach the agreement, Xiaoya could terminate the agreement and seek monetary damages. Moreover, Xiaoya is our sole supplier of C-3 ovens. If Xiaoya were unable to produce ovens in accordance with our delivery requirements and our quality specifications, or ceased production altogether as a result of its termination of the agreement, our ability to generate sales will be materially impacted.

Because of our long manufacturing cycle, we hold significant levels of inventory prior to making sales, which requires us to use cash in advance of sales and could adversely affect our operating results and cash flows if sales are generated at a slower rate than anticipated.


     Due to the long manufacturing cycle for our ovens, we hold a significant level of inventory. As of June 30, 2002, we held $1,478,000 of finished goods inventory (ovens) and $1,138,000 of parts and demonstration inventory. This process requires us to use working capital early in the manufacturing cycle and without any certainty of corresponding sales being made. In addition, we recently entered into a contract with our manufacturer of ovens, which requires us to purchase $14 million of ovens over a 17-month period. If sales of ovens materialize at slower than anticipated rates, we will require additional working capital to hold component parts and purchase completed ovens and our operating results will be adversely affected. Moreover, if corresponding sales fail to materialize, we may be required to sell certain or all of our inventory at reduced price causing us to write off our product inventories, which in turn will materially adversely affect our financial condition and results of operations.


Because the market for our products is an emerging market, we will be required to undertake significant marketing efforts to achieve market acceptance, the success of which we cannot predict.

     The rapid cook commercial oven segment of the food service equipment industry is an emerging market. As is typical with new products based on innovative technologies, demand for and market acceptance of the TurboChef ovens are subject to a high level of uncertainty. Achieving market acceptance for the TurboChef ovens will require substantial marketing efforts and the expenditure of significant funds to increase the food service industry's familiarity with TurboChef and to educate potential customers as to the distinctive characteristics and perceived benefits of the TurboChef ovens and our technologies. These funds may not be available to us when needed to undertake our marketing efforts, and even if these funds are available to us, our marketing efforts may not result in significant commercial acceptance.

If our marketing strategy is not successful, we will incur significant expenses and our operating results will be adversely affected.

     Historically, we have engaged a limited direct sales force. We intend to incur significant expense to expand our direct sales force. If our efforts are unsuccessful or our direct sales force is unable to generate significant additional revenue, we will incur significant cash expenditures, without achieving a corresponding increase in revenues, which will adversely affect our operating results and future prospects.

We are subject to risks associated with developing products based on innovative technologies, which could delay product introductions and result in significant capital expenditures.

     We continually seek to refine and improve upon the physical attributes, utility and performance of the TurboChef oven. Moreover, we are subject to many risks associated with the development of new products based on innovative technologies, including unanticipated technical or other problems and the possible insufficiency of the funds allocated for the completion of such development, which could result in a substantial change in the design, delay in the development, or abandonment of new applications and products. Our inability to successfully complete development of a product or application or a determination by us, for financial, technical or other reasons, not to complete development of any product or application, particularly in instances in which we have made significant capital expenditures, could have a material adverse effect on our operating results and operations.

We are dependent upon third-party suppliers and manufacturers and do not control their activities.

     We generally do not maintain supply agreements with such third parties but instead purchase components and electronic parts pursuant to purchase orders in the ordinary course of business. Some of our specially designed components used in the TurboChef oven are sourced from a limited number of suppliers. We are and will continue to be substantially dependent on the ability of our suppliers to, among other things, meet our design, performance and quality specifications. Their failure to supply, or delay in supplying us with ovens or components could adversely affect our profit margin and our ability to meet our delivery schedules on a timely and competitive basis.

We are subject to the risks and uncertainties of foreign manufacturing which could interrupt our operations.

     All of our products are manufactured in China. We are subject to various risks inherent in foreign manufacturing, including:

                - increased credit risks;
                - tariffs, duties and other trade barriers;
                - fluctuations in foreign currency exchange rates;
                - shipping delays; and
                - international political, regulatory and economic developments.

     Any of these developments could have a significant impact on our manufacturer's ability to deliver our products, increase our costs of goods and/or interrupt our operations. If these goods were destroyed or damaged during shipment, we could lose sales opportunities and our operations and financial position could be adversely affected.

Because of the intense competition in the market in which we compete and the strength of some of our competitors, we may not be able to compete effectively.

     The rapid cook segment of the food service equipment market is characterized by intense competition. We compete with numerous well-established manufacturers and suppliers of commercial ovens, grills and fryers (including those which cook through the use of conduction, convection, induction, air impingement, infrared, and/or microwave heating methods) and are aware of others who are developing, and in some cases have introduced, new ovens based on high-speed heating methods and technologies. In addition, other companies with the financial resources and expertise that would encourage them to attempt to develop competitive products may have developed or are currently developing functionally equivalent products that will become available in the near future. Most of our competitors possess substantially greater financial, marketing, personnel and other resources than we possess, and have established reputations relating to product design, development, manufacture, marketing and service of cooking equipment.

If we are unable to keep up with changing technology and evolving industry standards, our products may become obsolete.

     The market for our products and technologies is characterized by changing technology and evolving industry standards. We will not be able to compete successfully unless we:

          .    continually enhance and improve our existing products,
          .    complete development and introduce to the marketplace in a timely manner our proposed products,
          .    adapt our products to the needs of our customers, potential customers and evolving industry standards, and
          .    continue to improve operating efficiencies and lower
               manufacturing costs.

Moreover, competitors may develop technologies or products that render our products obsolete or less marketable.

The nature of our business exposes us to potential liability.

     We are engaged in a business which could expose us to possible liability claims from others, including from food service operators and their staffs, as well as from consumers, for personal injury or property damage due to design or manufacturing defects or otherwise. Our insurance coverage or that of any third-party manufacturer may be insufficient to cover potential claims. Moreover, an adequate level of insurance coverage may not be available in the future at reasonable cost. A partially insured or a completely uninsured successful claim against us could have a material adverse effect on our operating results and future operations and prospects.

An increase in warranty expenses could adversely affect our operating results.

     We offer purchasers of our ovens a one-year limited warranty covering our system's workmanship and materials, during which period we or our authorized service representative will make repairs and replace parts that have become defective due to normal use. We estimate for and record our future warranty costs based upon past expenses. Future warranty expenses on the one-year warranty, however, may exceed our estimates, which, in turn, could have a material adverse effect on our results of operations.

If we are unable to protect our patents, trademarks and other intellectual property, our business could be materially adversely affected.


     We are unable to determine the breadth or degree of protection which existing or future patents, if any, may afford us, whether any patent applications will result in issued patents, whether our patents, pending patents, registered trademark or registered servicemark will be upheld if challenged or whether competitors will develop similar or superior methods or products outside the protection of any patent issued to us. We may not have all of the financial or other resources necessary to enable us to enforce or defend a patent infringement or proprietary rights violation action.


     We also rely on trade secrets and proprietary know-how and employ various methods to protect the concepts, ideas and documentation of our proprietary technologies. However, those methods may not afford complete protection and others may independently develop similar know-how or obtain access to our know-how, concepts, ideas and documentation.

     Furthermore, although we have and expect to have confidentiality and non-competition agreements with our employees and appropriate suppliers and manufacturers, these arrangements may not adequately protect our trade secrets and others may independently develop products or technologies similar to ours.

If our products or intellectual property violate the rights of others, we may become liable for damages.

     In the event our existing or any future products, trademarks, servicemarks or other proprietary rights infringe patents, trademarks, servicemarks or proprietary rights of others, we could become liable for damages and may be required to modify the design of our products, change the name of our products or obtain a license. We may not be able to do so in a timely manner, upon acceptable terms and conditions, or at all. Our failure to do any of the foregoing could have a material adverse effect upon our ability to manufacture and market our products.

Our business subjects us to significant regulatory compliance burdens.


     We are subject to regulations administered by various federal, state, local and international authorities, including those limiting radiated emissions from oven products, which impose significant compliance burdens on us. We believe that we and our products are in compliance in all material respects with all laws and regulations applicable to such models, including those administered by the United States Food and Drug Administration, the Federal Communications Commission, the European Community Council and the Japanese

Government's Ministry of International Trade. Our failure to comply with these regulatory requirements, however, may subject us to civil and criminal sanctions and penalties.


     Moreover, new legislation and regulations, as well as revisions to existing laws and regulations, at the federal, state, local and international levels may be proposed in the future affecting the food service equipment industry. These proposals could affect our operations, result in material capital expenditures, affect the marketability of our existing products and technologies and/or could limit opportunities for us with respect to modifications of our existing products or with respect to our new or proposed products or technologies. In addition, expansion of our operations into new markets may require us to comply with additional regulatory requirements. We may be unable to comply with additional applicable laws and regulations without excessive cost or business interruption, and our failure to comply could have a material adverse effect on us.

We are subject to the risk of financial loss from foreign currency fluctuations.


     During Fiscal 2001 and the six months ended June 30, 2002, approximately 65% and 38%, respectively, of our revenues were derived from sales outside of the United States. These sales, as well as salaries of employees located outside of the United States and approximately 20% of our other expenses, are denominated in foreign currencies, including British pounds and the Euro. We are subject to risk of financial loss resulting from fluctuations in exchange rates of these currencies against the US dollar.


We are involved in an arbitration proceeding which, were the outcome to be unfavorable, would adversely affect our operating results and future operations.

     In 2001, we commenced an arbitration proceeding in Texas against our former strategic partner, the Maytag Corporation. In July 2002, in response to an Iowa court proceeding brought by Maytag which is discussed below, we filed an amended arbitration claim removing two of our pending claims from the Texas arbitration which claims may be filed as a future arbitration in Boston, Massachusetts. Maytag has made certain counterclaims against us in the arbitration and is seeking in excess of $70 million in damages under its counterclaims. We believe Maytag's claims to be without merit and intend to vigorously defend against Maytag's allegations.

     In May 2002, Maytag filed a complaint in Iowa federal court seeking, among other things, to require that two of our claims originally filed and pending in the Texas arbitration be decided only in a separate arbitration proceeding in Boston, Massachusetts. Maytag's complaint in the Iowa proceeding also alleges that we publicized false and misleading statements about Maytag's use of our intellectual property in its residential appliances in a January 2002 press release and in certain other unidentified statements. Based upon this allegation, Maytag asserts claims that we caused false advertising with respect to Maytag's goods and services, that we have intentionally interfered with Maytag's prospective business, that we have defamed Maytag and that we have unfairly competed with Maytag. Unlike Maytag's counterclaims in the Texas arbitration proceeding, its complaint in the Iowa proceeding with respect to the allegation that we publicized false and misleading statement's about Maytag's use of our intellectual property does not specify the dollar amount of damages sought. We believe that Maytag's claim alleging our publication of false and misleading statements about Maytag are without merit. Additionally, Maytag has filed a motion to amend its complaint in this proceeding to add a claim for damages of approximately $327,000 based upon the allegation that we have defaulted on the terms of a promissory note issued in connection with our purchase of certain finished goods and raw materials from Maytag under an asset purchase agreement. We have not yet responded to this motion. In July 2002, we filed a motion to dismiss the Maytag complaint or, in the alternative, stay the Iowa proceeding pending resolution of the Texas arbitration. Maytag has responded to this motion but a hearing has not yet been scheduled. We intend to vigorously defend this action. The outcome of any litigation, however, is uncertain and an unfavorable outcome could have an adverse effect on our operating results and future operations.


The loss of key management or technology personnel would adversely impact our business.

     We believe that our ability to successfully implement our business strategy is dependent on our key personnel. The loss of services of one or more of these individuals might hinder the achievement of our development objectives. We may be unable to continue to hire and retain the qualified personnel needed for our business. The loss of the services of or the failure to recruit key technical personnel could adversely affect our business, operating results and financial condition. We currently do not have any employment agreements in place with either our management or technology personnel.

Because our common stock is thinly traded and the number of shares being registered for resale is significant, the market for our stock could become extremely volatile and the market price of our common stock could be adversely affected.

     The 4,509,120 shares of our common stock registered for resale by the registration statement of which this prospectus is a part may be sold by the selling stockholders without restriction. Since the number of shares which selling stockholders may sell is substantially greater than the historical trading volume of our common stock and significantly increases the public float of our common stock, sales of a significant number or shares by selling stockholders or the perception that a significant number of shares may be sold could depress the market price of our common stock and make the market for our common stock extremely volatile.

Risk Related to Arthur Andersen's Role in Auditing our Financial Statements

     Arthur Andersen LLP audited our annual financial statement as of and for the year ended December 31, 1999 and issued a report, dated March 30, 2000 concerning those financial statements. Our financial statements and Arthur Andersen's report are incorporated by reference into this prospectus. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP, guilty of a federal obstruction of justice charge arising from the federal government's investigation of Enron Corp. In light of the jury verdict and the underlying events, Arthur Andersen LLP has informed the Securities and Exchange Commission that it will cease practicing before the SEC by August 31, 2002, unless the SEC determines that another date is appropriate. The Dallas, Texas office of Arthur Andersen, which was primarily responsible for auditing our financial statements, is undergoing a mandatory employee force reduction and is expected to permanently close in the imminent future. Accordingly, we are unable to obtain the consent of Arthur Andersen to incorporate its report into this Prospectus. Our inability to obtain Arthur Andersen's consent to incorporate such report into this prospectus may prevent you from being able to recover damages from Arthur Andersen under the Securities Act of 1933. In particular, because of this lack of consent, you will not be able to sue Arthur Andersen under Section 11(a)(4) of the Securities Act for any untrue statements of material fact contained in the report or financial statements audited by Arthur Andersen or any failure to state a material fact required to be stated in the report or financial statements or necessary to make the statements therein not misleading.

                                Use of Proceeds

     We will not receive any proceeds from the sale by the selling stockholders named in this prospectus of any of their shares of common stock including those shares of common stock underlying currently exercisable warrants as well as convertible preferred stock. We will receive proceeds from any exercise for cash of warrants by a selling stockholder prior to the sale of any of the underlying shares of common stock, which may thereafter be sold pursuant to this prospectus. We will not receive any proceeds from the conversion of preferred stock by a selling stockholder prior to the sale of any of the underlying shares of common stock, which shares may thereafter be sold pursuant to this prospectus. We intend to allocate any proceeds we receive, upon the exercise by a selling stockholder of his warrants with the payment of cash, to working capital and general corporate purposes.

     We have agreed to pay expenses in connection with the registration of the shares being offered by the selling stockholders.

                              Selling Stockholders

     Based on information provided by the selling stockholders, the following table sets forth certain information regarding the selling stockholders:

     The table below assumes, unless otherwise indicated in the footnotes thereto, for calculating the stockholder's beneficial and percentage ownership that options, warrants or convertible securities that are held by such stockholder (but not held by any other selling stockholder or person) and are exercisable within 60 days from the date this prospectus have been exercised and converted. The table also assumes the sale of all of the shares being offered.

                                                                                       Common Stock Beneficially
                                                                                       Owned After the Offering
                                                                                       ------------------------

                                      Number of Shares of
                                   Common Stock Beneficially
                                       Owned Prior to the           Shares           Number           Percent of
     Selling Security Holder                Offering             Being Offered      of Shares     Outstanding Shares
     -----------------------                --------             -------------      ---------     ------------------
Atlas Capital Master Fund L.P./(1)/         225,000                 225,000             0                 *

Bruce S. Brickman./(2)/                     150,000                 150,000             0                 *

Corsair Capital Partners L.P./(3)/           59,172                  59,172             0                 *

Corsair Capital Partners II                  14,793            14,793               0          *
L.P./(4)/

Gas Research Institute/(5)/                 562,467            50,000         512,467        2.7

Evan Todd Heller Trust dated                 50,000            50,000               0          *
6/17/97/(6)/

Rachel Beth Heller Trust                     50,000            50,000               0          *
dated 7/9/97/(6)/

Joyce L. Heller Revocable                    75,000            75,000               0          *
Trust dated 12/23/97/(7)/

Ronald I. Heller Revocable                   75,000            75,000               0          *
Trust dated 12/23/97/(7)/

John S. Lemak                                30,000            30,000               0          *

David S. Nagelberg c/f Jenna                 25,000            25,000               0          *
Corinne Nagelberg
UGMA/CA/(8)(9)/

David S. Nagelberg c/f                       25,000            25,000               0          *
Jeremy M. Nagelberg
UGMA/CA/(8)(9)/

David S. Nagelberg c/f Jesse                 25,000            25,000               0          *
A. Nagelberg UGMA/CA/(8)(9)/

David S. Nagelberg c/f Justin                25,000            25,000               0          *
E. Nagelberg UGMA/CA/(8)(a)/

Nagelberg Family Trust dated                150,000           150,000               0          *
9/24/97/(10)/

The Pinnacle Fund, L.P./(11)/               295,858           295,858               0          *

Don A. Sanders/(12)/                        171,486            25,000         146,486          *

Don A Sanders, Executor for                  12,500            12,500               0          *
the Estate of Jon Drury/(13)/

Katherine U. Sanders                         12,500            12,500               0          *

Sanders Morris Harris Inc./(14)/             83,986            83,986               0          *

Sanders Opportunity Fund                     11,370            11,370               0          *
LP/(15)/

Sanders Opportunity Fund                     38,630            38,630               0          *
(Inst.) LP/(15)/

Jack Silver/(16)/                         1,581,300/(17)/     937,500/(18)/   643,800        3.4

Southwell Partners L.P./(19)/               150,000           150,000               0          *

Westpark Capital LP/(20)/                    25,000            25,000               0          *

Zeke L.P./(21)/                             515,493           515,493               0          *

Donald J. Gogel/(22)/                     1,795,486/(23)/   1,372,318/(24)/   423,168        2.2

-------------
*Less than one percent

(1) Voting and investment control over the shares beneficially owned by Atlas Capital Master Fund L.P. is held by Robert H. Alpert, as principal shareholder of Atlas Capital Management, the general partner of Atlas Capital Master Fund L.P.


(2)     Mr. Brickman is a former director of TurboChef.


(3) Voting and investment control over the shares beneficially owned by Corsair Capital Partners L.P. is held by Jay Petschek as general partner. Mr. Petschek is also employed by Brean Murray & Co., Inc. a registered broker-dealer.

(4) Voting and investment control of the shares beneficially owned by Corsair Capital Partners II L.P. is held by Jay Petschek, a partner in Corsair Managing Partners, the general partner of Corsair Capital Partners II L.P. As noted above in footnote (2), Mr. Petschek is also employed by Brean Murray & Co., Inc., a registered broker-dealer.

(5) Voting and investment control of the shares beneficially owned by Gas Research Institute is held by John F. Riordan as President.

(6) Voting and investment control over the securities beneficially owned by the trust is held by Lawrence Kupferberg as sole trustee.

(7) Voting and investment control over the securities beneficially owned by the trust is shared by Ronald Heller and Joyce Heller as trustees. Ronald Heller is employed as a registered representative with M.H. Meyerson & Co., Inc., a registered broker-dealer.

(8) Voting and investment control over the securities beneficially owned by the custodial account is held by David Nagelberg as custodian.

(9) David S. Nagelberg is employed as a registered representative with M.H. Meyerson & Co., Inc.

(10) Voting and investment control over the securities beneficially owned by the trust is shared by David S. Nagelberg and Bette Nagelberg as trustees. As noted in footnote (9) above, David Nagelberg is employed as a registered representative with M.H. Meyerson & Co., Inc.

(11) Voting and investment control over the shares beneficially owned by The Pinnacle Fund, L.P. is held by Barry M. Kitt as general partner.

(12) Mr. Sanders is a principal of Sanders Morris Harris Inc., a registered broker-dealer.

(13) Voting and investment control over the shares beneficially owned by the estate is held by Don Sanders as executor.

(14) Voting and investment control over the securities beneficially owned by Sanders Morris Harris Inc. is shared by Ben Morris, Don Sanders and George Ball.

(15) Voting and investment control over the securities beneficially owned by the fund is shared by Don Sanders and Brad Sanders. Don Sanders and Brad Sanders are father and son.

(16)    Mr. Silver is a principal stockholder and former director of Turbochef.

(17) Based upon information provided to TurboChef by the selling stockholder including the selling stockholder's most recently filed 13-G. Includes 208,333 shares underlying warrants, which are not currently exercisable.

(18)    Includes 312,500 shares issuable upon the exercise of warrants.

(19) Voting and investment control over the securities beneficially owed by Southwell Partners LP is held by Wilson Jaeggli as general partner.

(20) Voting and investment control over the securities beneficially owned by Westpark Capital L.P. is held by Patrick J. Brosnahan as general partner. Westpark Capital L.P. is not a broker-dealer nor is it affiliated with a broker-dealer.

(21) Voting and investment control over the securities beneficially owned by Zeke L.P. is held by Edward N. Antoian, sole stockholder of Zeke GP Inc. the general partner of Zeke L.P.

(22)    Mr. Gogel is a director of Turbochef.

(23) Includes (i) 264,550 shares of common stock underlying warrants which are not currently exercisable, and (ii) an aggregate of 53,334 shares which are estimated to be issuable in lieu of cash as further dividends at an annual rate of $8.00 per share on 10,000 shares of Series C Convertible Preferred Stock for the period of April 21, 2002 through April 20, 2003, based upon an assumed price of $1.50 per share.

(24) Includes (i) 793,651 shares issuable upon conversion of Series C Convertible Preferred Stock, (ii) 396,825 shares issuable upon exercise of warrants, (iii) 19,309 shares issued in lieu of accrued interest on $1,000,000 principal amount of a convertible promissory note, which principal amount was converted into Series C Convertible Preferred Stock in August 2001, (iv) 22,532 shares issued in lieu of cash as accrued dividends on the Series C Convertible Preferred Stock through April 20, 2002, and (v) 53,334 shares estimated to be issuable in lieu of cash as further dividends on the Series C Convertible Preferred Stock for the period from April 21, 2002 through April 20, 2003.

        An aggregate of 793,651 shares of common stock issuable upon conversion of 10,000 shares of Series C Convertible Preferred Stock, par value $1.00 per share, issued to Donald J. Gogel, a member of our board of directors, which shares of common stock are covered by this prospectus, have been registered in the registration statement of which this prospectus forms a part, and when sold pursuant to this prospectus will become fully tradeable shares. The Series C Preferred Shares were acquired by Mr. Gogel upon the conversion, in August 2001, of $1.0 million principal amount of a convertible promissory note issued by TurboChef in favor of Mr. Gogel. With respect to dividend rights and other rights in the event of our liquidation, winding up and dissolution, the Series C Preferred Shares rank senior to our common stock and Series A

Convertible Preferred Stock and on parity with our Series B Convertible Preferred Stock. The Series C Preferred Shares have a liquidation preference of $100 per share and are entitled to receive an annual dividend of $8 per share payable semi-annually on the 20/th/ day of April and October of each year. Accrued dividends may be paid in cash or in shares of our common stock in an amount equal to the accrued dividend divided by the average of the closing sale price of our common stock for the ten trading days prior to (a) the record date for the payment of dividends, if established, or (b) the last date of the dividend accrual period. The Series C Preferred Shares are convertible by the holder thereof at any time based on a conversion rate equal to $1.26, the closing sale price of our common stock on the date of issuance of the convertible promissory note to Mr. Gogel.

     An aggregate of 1,186,269 shares of common stock issuable upon exercise of warrants, which shares are covered by this prospectus, have been registered for resale in the registration statement of which this prospectus forms a part, and when sold pursuant to this prospectus will become freely tradeable shares. The warrants, which are exercisable for the shares noted above, are held by certain of the selling stockholders as follows:

           . Warrants exercisable to purchase an aggregate of 50,000 shares of common stock are held by Gas Research Institute, or GRI. These warrants were issued to GRI as partial consideration for funding and other services provided by GRI to us under a research and development agreement entered into in July 1999. The warrants may be exercised at a price of $13.87 per share by cash or check, until five years after the date on which we meet certain minimum sales thresholds for our residential cooking ranges or wall ovens on which we are required to pay royalties to GRI. To date we have not achieved the minimum sales threshold.

           . Warrants exercisable to purchase an aggregate of 250,000 shares of common stock are held by Evan Todd Heller Trust dated 6/17/97, Joyce L. Heller Revocable Trust dated 12/23/97, Rachel Beth Heller Trust dated 7/9/97, Ronald I. Heller Revocable Trust dated 12/23/97, David S. Nagelberg c/f Jenna Corinne Nagelberg, David S. Nagelberg c/f Jeremy M. Nagelberg, David S. Nagelberg c/f Jesse A. Nagelberg, David S. Nagelberg c/f Justin E. Nagelberg UTMA/CA and Nagelberg Family Trust dated 9/24/97. These warrants were acquired in connection with our private placement of securities which was consummated on October 19, 2001. The warrants may be exercised at a price of $2.25 per share, by cash or pursuant to a cashless exercise, until October 19, 2006, provided, however, that no shares issued upon exercise of the warrants may be transferred by a holder thereof prior to October 19, 2002.

           . Warrants exercisable to purchase an aggregate of 83,986 shares of common stock are held by Sanders Morris Harris Inc. These warrants were issued to Sanders Morris Harris Inc. as partial compensation for acting as the placement agent for our private offering of common stock that was consummated in December 2001 and January 2002. The warrants may be exercised at a price of $4.10 per share, by cash or pursuant to a cashless exercise, until December

                31, 2006.

           . Warrants exercisable to purchase an aggregate of 312,500 shares of common stock are held by Jack Silver and were acquired by Mr. Silver in connection with a private securities transaction with TurboChef consummated in June 2001. The warrants are exercisable at a price of $1.00 per share, by cash or check, until June 11, 2011.


           . Warrants exercisable to purchase an aggregate of 92,958 shares of common stock are held by Zeke, L.P. and were acquired in connection with a private securities transaction consummated in December 2001. The warrants are exercisable at a price of $5.34 per share, by cash or certified bank check, until December 20, 2006.

           . Warrants exercisable to purchase an aggregate of 396,825 shares are held by Donald J. Gogel and were acquired by Mr. Gogel in connection with the conversion of the principal amount of a convertible promissory note into shares of Series C Convertible Preferred Stock in August 2001. The warrants are exercisable at a price of $1.51 per share, by cash or check, until August 8, 2011.

     The exercise price and number of shares of our common stock issuable upon exercise of the foregoing warrants and upon conversion of preferred stock are subject to adjustment in certain circumstances, including in the event we:

           .    pay a dividend in or make a distribution of our common stock;

           .    subdivide or combine our outstanding common stock;

           .    reclassify of change our outstanding common stock; or

           . consolidate or merge with another company and we are not the surviving entity.

     In addition, the shares of our common stock issuable upon exercise of the warrants and upon conversion of the preferred stock are registered in the registration statement of which this prospectus forms a part, pursuant to registration rights that we had granted to the holders of such securities.

                              Plan of Distribution


     Sanders Morris Harris Inc. is the only stockholder listed in the selling stockholders table that is a registered broker dealer. Sanders Morris Harris Inc. acquired our securities as placement agent compensation for serving as the placement agent of our private offering of securities which was consummated in December 2001 and January 2002. Each of the other selling stockholders that are affiliated with a broker-dealer acquired their respective securities in the ordinary course of business in certain of our private placements of such securities whereby each of these selling stockholders represented and warranted to us that, among other things, (i) their purchases were made for investment purposes only and not with a view towards the resale or distribution of such securities, and (ii) they acknowledged that the securities acquired were restricted securities and could not be sold or transferred other than pursuant to an effective registration under the Securities Act of 1933, as amended, or pursuant to an exemption from such registration requirements under the Securities Act.



     Additionally, it is our understanding that none of the selling stockholders affiliated with a broker dealer, had any contract or other arrangement to resell or otherwise distribute the securities acquired in such private placements at the time of their respective purchase of such securities.


     We have been advised that the selling stockholders, their respective pledgees, donees, transferees or other successors-in-interest, may from time to time, sell all or a portion of the shares in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to these market prices or at negotiated prices.

     The shares may be sold by the selling stockholders by one or more of the following methods:

          . block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion as principal to facilitate the transaction;

          . purchases by a broker or dealer as principal and resale by such broker dealer for its account pursuant to this prospectus;

          . an exchange distribution in accordance with the rules of the applicable exchange;

          . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

          .    privately negotiated transactions;

          .    short sales;

          .    a combination of any such methods of sale; and

          .    any other method permitted pursuant to applicable law.

     The selling stockholders are not restricted as to the price or prices at which they may sell their shares. Sales of shares by the selling stockholders may depress the market price of our common stock since the number of shares that may be sold by the selling stockholders is relatively large compared to the historical average weekly trading of our common stock. Accordingly, if the selling stockholders were to sell, or attempt to sell, all of such shares at once or during a short time period, we believe such a transaction could adversely affect the market price of our common stock.

     From time to time the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities, and can sell and deliver the shares in connection with any of these transactions or in settlement of securities loans.

     From time to time the selling stockholders may pledge their shares under margin provisions of its customer agreements with its brokers. Upon a default by the selling stockholders, the broker may offer and sell the pledged shares from time to time.

     In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the sales. Brokers or dealers may receive commissions or discounts from the selling stockholders or, if the broker-dealer acts as agent for the purchaser of such shares, from the purchaser in amounts to be negotiated, which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and to the extent the broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may then resell those shares from time to time in transactions

          .    in the over-the counter market or otherwise;

          .    at prices and on terms then prevailing at the time of sale;

          .    at prices then related to the then-current market price; or

          .    in negotiated transactions.

     These resales may involve block transactions or sales to and through other broker-dealers, including any of the transactions described above. In connection with these sales, these broker-dealers may pay to or receive from the purchasers of those shares commissions as described above. The selling stockholders may also sell the shares under Rule 144 under the Securities Act, rather than under this prospectus.

     The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In this event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We are required to pay all fees and expenses incident to the registration of the shares, including reasonable fees and disbursements of counsel to the selling stockholders. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     The selling stockholders are subject to applicable provisions of the Exchange Act and the Commission's rules and regulations, including Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling stockholders.

     In order to comply with certain states' securities laws, if applicable, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

                                  Legal Matters

     Blank Rome Tenzer Greenblatt LLP of New York, New York will pass upon the validity of the shares of common stock being offered by this prospectus.

                                     Experts

     The financial statements as and for the years ended December 31, 2000 and 2001 incorporated in this prospectus by reference from TurboChef Technologies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by BDO Seidman LLP, independent auditors, as stated in their report, which includes an explanatory paragraph regarding the company's ability to continue as a going concern. The financial statements incorporated herein by reference have been so incorporated in reliance upon the report of said firm as experts in accounting and auditing. The TurboChef Technologies, Inc. financial statements as of December 31, 1999 and for the year then ended, incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts (or, as experts in accounting and auditing) in giving said report. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP, guilty of a federal obstruction of justice charge arising from the federal government's investigation of Enron Corp. In light of the jury verdict and the underlying events a substantial number of Arthur Andersen LLP's personnel have already left the firm, including the individuals in their Dallas, Texas office that were responsible for auditing our audited financial statements incorporated by reference in this prospectus. We have been unable to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to the incorporation by reference into this prospectus of their report for the year ended December 31, 1999, and, as a result, we have dispensed with the filing of their consent in reliance on Rule 437a under the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of their report in this registration statement, you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financials statements audited by Arthur Anderson LLP or any omission to state a material fact required to be stated in those financial statements.

                       Where You Can Find More Information

     We are subject to the informational requirements of the Exchange Act and we file reports and other information with the Commission.

     You can read reports and other information filed by us with the Commission without charge and copy such reports and information at the public reference facilities maintained by the Commission at the following address:

     . Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, 60661-2511.

     You may read and copy any of the reports, statements, or other information we file with the Commission at the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the Commission. The Nasdaq Stock Market maintains a Web site at http://www.nasdaq.com that contains reports, proxy statements and other information filed by us.

     Our common stock is listed on The Nasdaq Small-Cap Market under the symbol "TRBO".

                 Incorporation of Certain Documents By Reference

     We have filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-3 under the Securities Act of 1933, covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in our registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed or incorporated by reference as an exhibit to the registration statement.

     The Commission allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede the information in this prospectus and the documents listed below. We incorporate by reference the documents listed below, and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all the shares.

1.   Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

2.   Our Current Report on Form 8-K for the event dated December 31, 2001;

3.   Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,
     2002;

4. Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30,
2002;



5. Our Quarterly Report on Form 10-Q/A dated August 16, 2002 for the fiscal quarter ended June 30, 2002;



6.   Our Current Report on Form 8-K for the event dated August 8, 2002;

7. The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on February 24, 1994 and any amendments thereto;



8. All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering, except the Compensation Committee Report on Executive Compensation and the performance graph included in the Proxy Statement filed pursuant to Section 14 of the Exchange Act; and



9. All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the initial registration statement and prior to the effectiveness of the registration statement.


     You may request a copy of these filings, other than the exhibits, by writing or telephoning us at TurboChef Technologies, Inc., 660 Madison Avenue, 21st Floor, New York, New York 10021, telephone number (212) 244-5553.

     We have not authorized anyone else to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell nor is it a solicitation of an offer to buy any security in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus or incorporated by reference herein is correct as of any time subsequent to its date.

                          TurboChef Technologies, Inc.

                        4,509,120 shares of Common Stock

                                   Prospectus

                                 _________, 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (estimated except for the SEC Registration fee)are as follows:

SEC Registration Fee                                         $    852.49

Accounting Fees and Expenses                                   10,000.00

Legal Fees and Expenses                                        10,000.00

Miscellaneous Expenses                                          9,147.51
                                                             -----------

Total                                                        $ 30,000.00

Item 15. Indemnification of Directors and Officers.

     The Certificate of Incorporation and By-Laws of the Company provide that the Company shall indemnify any person to the full extent permitted by the Delaware General Corporation Law.

     Reference is hereby made to Section 145 of the Delaware General Corporation Law relating to the indemnification of officers and directors which Section is hereby incorporated herein by reference.

     The Registrant also has Indemnification Agreements with each of its directors.

Item 16. Exhibits.

     5      Opinion of Blank Rome Tenzer Greenblatt LLP*
     23.1   Consent of BDO Seidman LLP
     23.2   Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a of the
            Act)
     23.3   Consent of Blank Rome Tenzer Greenblatt LLP (included in Exhibit 5)
     24     Power of Attorney (included on the signature page of the
            Registration Statement*)

-------------------
* Previously filed.

Item 17. Undertakings

Undertaking Required by Regulation S-K, Item 512(a).

The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

           ii. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

           iii. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (i) and (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Undertaking Required by Regulation S-K, Item 512(b).

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

Undertaking required by Regulation S-K, Item 512(h).

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 16th day of August 2002.


                                          TURBOCHEF TECHNOLOGIES, INC.

                                          By: /s/ Jeffrey B. Bogatin
                                              ----------------------------------
                                              Jeffrey B. Bogatin
                                              Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



Name                                     Title                                   Date
----                                     -----                                   ----
/s/ Jeffrey B. Bogatin                   Chief Executive Officer and Director    August 16, 2002
-------------------------------          (principal executive officer)
Jeffrey B. Bogatin

/s/ Stuart L. Silpe                      Chief Financial Officer (principal      August 16, 2002
-------------------------------          financial officer)
Stuart L. Silpe

/s/ John C. Shortley                     Controller(principal accounting         August 16, 2002
-------------------------------          officer)
John C. Shortley

*                                        Director                                August 16, 2002
-------------------------------
Donald J. Gogel

*                                        Director                                August 16, 2002
-------------------------------
Mitchell E. Rudin



* By:   /s/ Jeffrey B. Bogatin
        ----------------------
        Attorney-in-Fact